Exhibit (a)(1)(iii)

OFFER BY

Delaware Enhanced Global Dividend and Income Fund

TO PURCHASE FOR CASH UP

TO 30% OF ITS SHARES FOR 98%

OF NET ASSET VALUE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON FEBRUARY 10, 2023

(“EXPIRATION DATE”), UNLESS EXTENDED

THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING

TENDERED, BUT IS SUBJECT TO OTHER CONDITIONS AS OUTLINED IN THE

FUND’S OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL.

January 12, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer of Delaware Enhanced Global Dividend and Income Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company (the “Fund”), to purchase up to 30% of its outstanding Common Shares (the “Shares”) upon the terms and subject to the conditions set forth in its Offer to Purchase dated January 12, 2023 and in the related Letter of Transmittal (which together constitute the “Offer”). The price to be paid for the Shares is an amount per Share, net to the seller in cash, equal to 98% of the net asset value per Share as determined by the Fund as of the close of ordinary trading on the New York Stock Exchange on February 13, 2023, unless the Expiration Date is extended beyond February 10, 2023, the pricing date will be the later of February 14, 2023, or the next business day following the newly designated Expiration Date.

We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commission will be payable to brokers, dealers or other persons for soliciting tenders for Shares pursuant to the Offer. The Fund will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Fund will pay all transfer taxes on its purchase of Shares, subject to Section 4, “Payment for Shares” of the Offer to Purchase. However, backup withholding at a 24% rate or, in the case of non-U.S. shareholders, 30% withholding under the Foreign Account Tax Compliance Act or 30% withholding at the source may be required unless either an exemption (or lower treaty rate) is proved or the required taxpayer identification information and certifications are provided. See Section 2, “Procedures for Tendering Shares,” of the Offer to Purchase.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.	A letter to shareholders from the Senior Vice President and Chief Financial Officer of the Fund and the Offer to Purchase dated January 12, 2023;
2.	The Letter of Transmittal for your use and to be provided to your clients;
3.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;
4.	Notice of Guaranteed Delivery;
5.	Form of letter to clients, which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee); and
6.	Return envelope addressed to the Depositary.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Shares in any State or other jurisdiction in which the Offer would not be in compliance with the securities or Blue Sky laws of such jurisdiction.

As described in the Fund’s Offer to Purchase under Section 2, “Procedures for Tendering Shares,” tenders may be made without the concurrent deposit of Share certificates if (1) such tenders are made by or through an Eligible Guarantor (as defined in the Offer to Purchase); (2) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by the Fund is delivered to the Depositary prior to 5:00 p.m. New York City time on the Expiration Date; and (3) certificates for tendered Shares (or a Book-Entry Confirmation, as defined in the Offer to Purchase) together with a properly completed and duly executed Letter of Transmittal (or, in the case of book-entry transfer, an Agent’s Message, as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, are received by the Depositary within two New York Stock Exchange trading days after execution of a Notice of Guaranteed Delivery.

As described in the Offer, if more than 30% of the Fund’s outstanding Shares are duly tendered prior to the Expiration Date, unless the offer is invalid the Fund will repurchase 30% of the Fund’s outstanding Shares on a pro rata basis upon the terms and subject to the conditions of the Offer.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES.

Additional copies of the enclosed material may be obtained from the Information Agent at the appropriate address and telephone number set forth in the Fund’s Offer to Purchase. Any questions you have with respect to the Offer should be directed to the Information Agent at its address and telephone numbers set forth in the Offer to Purchase.

Very truly yours,

DELAWARE ENHANCED GLOBAL DIVIDEND and INCOME FUND

Richard Salus

Senior Vice President and Chief Financial Officer

Nothing contained herein or in the enclosed documents shall make you or any other person the agent of Delaware Enhanced Global Dividend and Income Fund or the Depositary/Information Agent or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the material enclosed herewith and the statements specifically set forth in such material.

Neither Delaware Management Company nor its affiliates noted in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited (MBL). MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise. The Fund is governed by US laws and regulations.